EXHIBIT 99.6

Press Release

Fourth quarter and full-year 2020 results

Total resists crisis and accelerates its transformation

Total will propose to shareholders changing its name to TotalEnergies

	4Q20	Change vs 4Q19	2020	Change vs 2019
Oil price - Brent ($/b)	44.2	-30%	41.8	-35%
European gas price - NBP ($/Mbtu)	5.6	+10%	3.3	-31%
Adjusted net income (Group share)[1]
- in billions of dollars (B$)	1.30	-59%	4.06	-66%
- in dollars per share	0.46	-61%	1.43	-67%

DACF[1] (B$)	4.9	-33%	17.6	-37%
Cash Flow from operations (B$)	5.7	-14%	14.8	-40%

Net income (Group share) of 891 M$ in 4Q20

Net-debt-to-capital ratio of 21.7% at December 31, 2020 vs. 22.0% at September 30, 2020[2]

Hydrocarbon production of 2,841 kboe/d in 4Q20, a decrease of 9% compared to 4Q19

Fourth quarter 2020 dividend set at 0.66 €/share

Paris, February 9, 2021 – Total SE’s Board of Directors met on February 8, 2021, under the chairmanship of CEO Patrick Pouyanné to approve the Group’s 2020 financial statements. On this occasion, Patrick Pouyanné said:

“The Group’s fourth quarter results rebounded from the previous quarter in a context where oil prices stabilized above $40 per barrel, thanks to strong OPEC+ discipline, and where gas prices rose sharply in Europe and Asia, but where refining margins remained depressed, still affected by low demand and high inventories. In this context, the Group demonstrates its ability to benefit from an overall more favorable environment with adjusted net income up by more than 50% to $1.3 billion and cash flow (DACF) of $4.9 billion.

Total faced two major crises in 2020: the Covid-19 pandemic that severely affected global energy demand, and the oil crisis that drove the Brent price below $20 per barrel in the second quarter. In this particularly difficult context, the Group implemented an immediate action plan and proved its resilience thanks to the quality of its portfolio (production cost of $5.1 per boe, the lowest among its peers) and its integrated model with cash flow (DACF) generation of nearly $18 billion. It posted adjusted net income of $4.1 billion and, thanks to strong discipline on investments ($13 billion, down 26%) and costs ($1.1 billion in savings), the organic cash breakeven was $26 per barrel. Consistent with its climate ambition, the Group recorded exceptional asset impairments of $10 billion, notably on Canadian oil sands assets, most of which were recorded in its accounts at the end of June, leading to an IFRS loss for the year of $7.2 billion.

2020 represents a pivoting year for the Group’s strategy with the announcement of its ambition to get to Net Zero, together with society. The Group affirms its plan to transform itself into a broad energy company to meet the dual challenge of the energy transition: more energy, less emissions. Thus, the Group’s profile will be transformed over the 2020-30 decade: the growth of energy production will be based on two pillars, LNG and Renewables & Electricity, while oil products are expecting to fall from 55% to 30% of sales. To anchor this transformation, the Group will propose to its shareholders at the Annual General Meeting on May 28, 2021, changing its name to TotalEnergies. They will hence have the opportunity to endorse this strategy and the underlying ambition to transition to carbon neutrality.

In 2020, Total secured its investments in Renewables & Electricity ($2 billion) and accelerated the implementation of its strategy to grow renewables, adding 10 GW to its portfolio. With the acquisition at the start of 2021 of a 20% stake in Adani Green Energy Limited (AGEL), the largest solar developer in the world, and of portfolios of projects in the United States, the Group now has a portfolio of gross installed capacity, under construction and in development of 35 GW by 2025 with more than 20 GW already benefiting from long-term power purchase agreements.

Total preserves its financial strength with a gearing of 21.7% at the end of 2020. Confident in the Group’s fundamentals, the Board of Directors confirms its policy of supporting the dividend through economic cycles. Therefore, it will propose at the Annual General Meeting of Shareholders on May 28, 2021, the distribution of a final dividend of 0.66 € per share, equal to the previous three quarters, and set the dividend for 2020 at 2.64 € per share.”

1 Definition page 3.

2 Excluding leases.

1

Highlights3

Sustainability

•	Strengthened the Group’s commitment to reduce methane emissions with initiative OGMP 2.0

•	Withdrew from the American Petroleum Institute

•	Total once again selected in 2020 in the Dow Jones Sustainability Indices

Renewables and electricity

Renewables

•	Acquired in India a 20% minority interest in Adani Green Energy Limited (AGEL), the largest solar developer in the world

•	Acquired Fonroche Biogaz in France, making Total the leader in renewable gas production in France

•	Agreed with 174 Power Global, a subsidiary of Hanwha, to develop a portfolio of 1.6 GW of solar and energy storage projects in the United States

•	Acquired a 2.2 GW portfolio of solar and energy storage projects in Texas

•	Developing the largest site in France for the production of green hydrogen based 100% on renewable electricity with Engie

•	Issued € 3 billion of hybrid bonds dedicated to financing the strategy to grow renewables

Electricity

•	Acquired portfolio of 2 million residential customers and 2 CCGT with cumulative capacity of 850 MW from Energías de Portugal in Spain

•	Won the City of Paris concession tender to operate 2,300 charge points of the Bélib’ network

•	Acquired Charging Solutions to become operator of 2,000 charge point network in Germany

LNG

•	Finalized 16.6% participation in Energia Costa Azul LNG project on the Pacific coast of Mexico

•	Delivered first carbon neutral LNG cargo to CNOOC (China)

•	Completed first LNG bunkering for CMA CGM in Port of Rotterdam

•	Chartered four new LNG-powered Aframax vessels to reduce maritime transport emissions

Upstream

•	Fourth hydrocarbon discovery on Block 58 in Suriname

•	Second gas and condensate discovery on Block 11B/12B in South Africa

•	Entered new offshore exploration permit as operator in Egypt

•	Sold Group’s 10% interest in onshore OML 17 block in Nigeria

CCUS

•	Approval from Norwegian government of final investment decision for Northern Lights CO2 sequestration project in Northern North Sea

•	Signed with ADNOC strategic framework agreement on CO2 emission reduction and CCUS in Abu Dhabi

•	Announced world first sustainable packaging from captured and recycled carbon emissions by Lanzatech, Total and L’Oréal in France

3 Certain transactions referred to in the highlights are subject to approval by authorities or to other conditions as per the agreements.

2

Key figures from Total’s consolidated financial statements4

4Q20	3Q20	4Q19	4Q20 vs 4Q19	In millions of dollars, except effective tax rate, earnings per share and number of shares	2020	2019	2020 vs 2019
1,824	1,459	3,879	-53%	Adjusted net operating income from business segments	6,404	14,554	-56%
1,068	801	2,031	-47%	Exploration & Production	2,363	7,509	-69%
254	285	794	-68%	Integrated Gas, Renewables & Power	1,778	2,389	-26%
170	(88)	580	-71%	Refining & Chemicals	1,039	3,003	-65%
332	461	474	-30%	Marketing & Services	1,224	1,653	-26%
367	352	668	-45%	Contribution of equity affiliates to adjusted net income	1,388	2,260	-39%
14.9%	45.7%	31.8%		Group effective tax rate[5]	27.8%	34.1%
1,304	848	3,165	-59%	Adjusted net income (Group share)	4,059	11,828	-66%
0.46	0.29	1.19	-61%	Adjusted fully-diluted earnings per share (dollars)[6]	1.43	4.38	-67%
0.39	0.24	1.07	-64%	Adjusted fully-diluted earnings per share (euros)*	1.25	3.92	-68%
2,645	2,637	2,607	+1%	Fully-diluted weighted-average shares (millions)	2,621	2,618	-

891	202	2,600	-66%	Net income (Group share)	(7,242)	11,267	ns

3,432	2,184	4,291	-20%	Organic investments[7]	10,339	13,397	-23%
1,099	(272)	(80)	ns	Net acquisitions[8]	2,650	4,052	-35%
4,531	1,912	4,211	+8%	Net investments[9]	12,989	17,449	-26%
4,498	3,791	6,793	-34%	Operating cash flow before working capital changes**[10]	15,697	26,111	-40%
4,933	4,281	7,326	-33%	Operating cash flow before working capital changes w/o financial charges (DACF)[11]	17,635	28,180	-37%
5,674	4,351	6,599	-14%	Cash flow from operations	14,803	24,685	-40%
Data take into account the impact of the IFRS16 “Leases” rule, effective January 1, 2019.
*      Average €-$ exchange rate: 1.1929 in the fourth quarter 2020 and 1.1422 in 2020.
** 4Q19 and 2019 data restated[10]

[4]	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 13.
[5]	Group effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).
[6]	In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bond
[7]	Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
[8]	Net acquisitions = acquisitions – assets sales – other transactions with non-controlling interests (see page 13).
[9]	Net investments = organic investments + net acquisitions (see page 13).
[10]	Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020). The inventory valuation effect is explained on page 15. The reconciliation table for different cash flow figures is on page 13.
[11]	DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and financial charges.

3

Key figures of environment and Group production

>   Environment* – liquids and gas price realizations, refining margins

4Q20	3Q20	4Q19	4Q20 vs 4Q19		2020	2019	2020 vs 2019
44.2	42.9	63.1	-30%	Brent ($/b)	41.8	64.2	-35%
2.8	2.1	2.4	+15%	Henry Hub ($/Mbtu)	2.1	2.5	-16%
5.6	2.9	5.1	+10%	NBP ($/Mbtu)	3.3	4.9	-31%
8.0	3.6	5.8	+39%	JKM ($/Mbtu)	4.4	5.5	-20%
41.0	39.9	59.1	-31%	Average price of liquids ($/b) Consolidated subsidiaries	37.0	59.8	-38%
3.31	2.52	3.76	-12%	Average price of gas ($/Mbtu) Consolidated subsidiaries	2.96	3.88	-24%
4.90	3.57	6.52	-25%	Average price of LNG ($/Mbtu) Consolidated subsidiaries and equity affiliates	4.83	6.31	-24%

4.6	-2.7	30.2	-85%	Variable cost margin - Refining Europe, VCM ($/t)	11.5	34.9	-67%

*	The indicators are shown on page 16.

The average LNG sales price rebounded by 37% in the quarter compared to the previous quarter, due to the seasonality of demand and the delayed impact of higher oil prices in the third quarter 2020 on long-term LNG contracts.

>   Production*

4Q20	3Q20	4Q19	4Q20 vs 4Q19		2020	2019	2020 vs 2019
2,841	2,715	3,113	-9%	Hydrocarbon production (kboe/d)	2,871	3,014	-5%
1,238	1,196	1,452	-15%	Oil (including bitumen) (kb/d)	1,298	1,431	-9%
1,603	1,519	1,661	-3%	Gas (including condensates and associated NGL) (kboe/d)	1,573	1,583	-1%

2,841	2,715	3,113	-9%	Hydrocarbon production (kboe/d)	2,871	3,014	-5%
1,483	1,437	1,714	-13%	Liquids (kb/d)	1,543	1,672	-8%
7,406	6,973	7,563	-2%	Gas (Mcf/d)**	7,246	7,309	-1%

*	Group production = EP production + iGRP production.

**	4Q19 and 2019 data restated

Hydrocarbon production was 2,841 thousand barrels of oil equivalent per day (kboe/d) in the fourth quarter 2020, a decrease of 9% year-on-year, comprised of:

•	-5% due to compliance with OPEC+ quotas, notably in Nigeria, the United Arab Emirates and Kazakhstan, as well as voluntary reductions in Canada and disruptions in Libya.

•	-1% due to portfolio effect, notably linked to the sale of assets in the United Kingdom and Block CA1 in Brunei.

•	+3% due to the start-up and ramp-up of new projects, notably North Russkoye in Russia, Tempa Rossa in Italy, Johan Sverdrup in Norway, Iara in Brazil and Culzean in the United Kingdom.

•	-3% due to the natural decline of fields.

•	-3% due to maintenance and unplanned outages, notably in Norway.

Hydrocarbon production was 2,871 kboe/d for the year 2020, a decrease of 5% compared to the previous year, comprised of:

•	-5% due to compliance with OPEC+ quotas, notably in Nigeria, the United Arab Emirates and Kazakhstan, as well as voluntary reductions in Canada and disruptions in Libya.

•	+5% due to the ramp-up of recently started projects, notably Culzean in the United Kingdom, Johan Sverdrup in Norway, Iara in Brazil, Tempa Rossa in Italy and North Russkoye in Russia.

•	-3% due to the natural decline of fields.

•	-2% due to maintenance, and unplanned outages, notably in Norway.

4

Analysis of business segments

Integrated Gas, Renewables & Power (iGRP)

>	Production and sales of Liquefied natural gas (LNG) and electricity

4Q20	3Q20	4Q19	4Q20 vs 4Q19	Hydrocarbon production for LNG	2020	2019	2020 vs 2019
532	518	624	-15%	iGRP (kboe/d)	530	560	-5%
65	70	74	-12%	Liquids (kb/d)	69	71	-4%
2,549	2,445	2,939	-13%	Gas (Mcf/d)*	2,519	2,656	-5%

4Q20	3Q20	4Q19	4Q20 vs 4Q19	Liquefied Natural Gas in Mt	2020	2019	2020 vs 2019
10.0	8.1	10.6	-6%	Overall LNG sales	38.3	34.3	+12%
4.3	4.3	4.2	+2%	incl. Sales from equity production**	17.6	16.3	+8%
8.0	6.6	9.6	-17%	incl. Sales by Total from equity production and third party purchases	31.1	27.9	+12%

*	4Q19 and 2019 data restated

**	The Group's equity production may be sold by Total or by the joint ventures.

4Q20	3Q20	4Q19	4Q20 vs 4Q19	Renewables & Electricity	2020	2019	2020 vs 2019
7.0	5.1	3.0	x2.4	Gross renewables installed capacity (GW)*	7.0	3.0	x2.4
17.5	14.2			Gross renewables installed or in development capacity with PPA (GW)*	17.5
4.3	4.1	3.5	+20%	Net power production (TWh)**	14.1	11.4	+24%
1.2	1.0	0.6	+87%	incl. Power production from renewables	4.0	2.0	+97%
5.6	4.4	4.1	+37%	Clients power - BtB and BtC (Million)*	5.6	4.1	+37%
2.7	1.7	1.7	+59%	Clients gas - BtB and BtC (Million)*	2.7	1.7	+59%
13.5	10.2	12.9	+5%	Sales power - BtB and BtC (TWh)	47.3	46.0	+3%
31.5	13.5	29.4	+7%	Sales gas - BtB and BtC (TWh)	95.8	95.0	+1%

*	Capacity at end of period.

**	Solar, wind, biogas, hydroelectric and combined-cycle gas turbine (CCGT) plants.

Hydrocarbon production for LNG in the fourth quarter decreased by 15% compared to a year ago, notably due to the shutdown of Snøhvit LNG following a fire at the end of September 2020.

Total LNG sales increased by 12% in 2020 compared to 2019 thanks to the start-up of three trains at Cameron LNG in the United States, the ramp-up of Yamal LNG in Russia and Ichthys LNG in Australia and the increase in trading activities.

Gross installed renewable power generation capacity more than doubled during the year to reach 7 GW at the end of the fourth quarter, notably thanks to the acquisition in India of 50% of a 3 GWp portfolio from the Adani Group.

The Group continues to implement its strategy to integrate along the electricity and gas chain in Europe and has increased the number of its electricity and gas customers by 1.5 million and 1 million, respectively, notably thanks to the finalization of the acquisition in the fourth quarter of a portfolio of customers from Energías de Portugal in Spain.

Net electricity production was 4.3 TWh in the fourth quarter, an increase of 20% compared to last year, notably due to the doubling of renewable electricity production and the acquisition of four CCGT (combined cycle gas turbine) power stations in France and Spain.

Sales of electricity and gas in the fourth quarter increased by 5% and 7%, respectively, compared to a year ago thanks to the growth in the number of customers.

5

>	Results

4Q20	3Q20	4Q19	4Q20 vs 4Q19	In millions of dollars	2020	2019	2020 vs 2019
254	285	794	-68%	Adjusted net operating income*	1,778	2,389	-26%
97	99	353	-73%	including income from equity affiliates	375	1,009	-63%

1,007	450	684	+47%	Organic investments	2,720	2,259	+20%
577	36	(13)	ns	Net acquisitions	2,183	3,921	-44%

1,584	486	671	x2.4	Net investments	4,903	6,180	-21%
1,072	695	1,356	-21%	Operating cash flow before working capital changes **	3,418	3,409	-
575	654	1,527	-62%	Cash flow from operations ***	2,129	3,461	-38%

*	Detail of adjustment items shown in the business segment information annex to financial statements.

**	Excluding financial charges, except those related to leases. 4Q19 and 2019 data restated. (see note [10] page 3)

***	Excluding financial charges, except those related to leases.

Adjusted net operating income for the iGRP segment was $254 million in the fourth quarter 2020 compared to $794 million in the fourth quarter 2019, and $1,778 million for 2020, a decrease of 26% for the year, mainly due to the decrease in the LNG price.

Operating cash flow before working capital changes was $1,072 million in the fourth quarter, a decrease of 21% compared to a year ago, due to the decrease in the price of LNG partially offset by a positive and increasing contribution from Renewables & Electricity. For the year, operating cash flow before working capital changes was stable in 2020 compared to the previous year at $3,418 million.

Exploration & Production

>	Production

4Q20	3Q20	4Q19	4Q20 vs 4Q19	Hydrocarbon production	2020	2019	2020 vs 2019
2,309	2,197	2,489	-7%	EP (kboe/d)	2,341	2,454	-5%
1,418	1,367	1,640	-14%	Liquids (kb/d)	1,474	1,601	-8%
4,857	4,528	4,624	+5%	Gas (Mcf/d)	4,727	4,653	+2%

>	Results

4Q20	3Q20	4Q19	4Q20 vs 4Q19	In millions of dollars, except effective tax rate	2020	2019	2020 vs 2019
1,068	801	2,031	-47%	Adjusted net operating income*	2,363	7,509	-69%
222	268	247	-10%	including income from equity affiliates	928	996	-7%
19.8%	32.9%	38.0%		Effective tax rate**	29.4%	41.5%

1,569	1,266	2,617	-40%	Organic investments	5,519	8,635	-36%
548	(309)	(224)	ns	Net acquisitions	544	14	x38.9
2,117	957	2,393	-12%	Net investments	6,063	8,649	-30%

2,652	2,646	4,451	-40%	Operating cash flow before working capital changes ***	9,684	18,030	-46%
3,046	2,043	4,206	-28%	Cash flow from operations ***	9,922	16,917	-41%

*	Details on adjustment items are shown in the business segment information annex to financial statements.

**	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

***	Excluding financial charges, except those related to leases.

Exploration & Production adjusted net operating income was:

•	$1,068 million in the fourth quarter compared to $2,031 million a year ago due to the sharp drop in oil and gas prices and lower production.

•	$2,363 million in 2020 versus $7,509 million in 2019 for the same reasons.

Operating cash flow before working capital changes was $2,652 million in the fourth quarter, down 40% year-on-year, and $9,684 million in 2020, down 46%.

6

Downstream (Refining & Chemicals and Marketing & Services)

>	Results

			4Q20				2020
4Q20	3Q20	4Q19	vs	In millions of dollars	2020	2019	vs
			4Q19				2019
502	373	1,054	-52%	Adjusted net operating income*	2,263	4,656	-51%

840	449	950	-12%	Organic investments	2,023	2,395	-16%
80	2	158	-49%	Net acquisitions	32	118	-73%
920	451	1,108	-17%	Net investments	2,055	2,513	-18%

1,129	971	1,505	-25%	Operating cash flow before working capital changes **	4,652	6,617	-30%
2,162	2,060	1,420	+52%	Cash flow from operations **	4,539	6,441	-30%

*	Detail of adjustment items shown in the business segment information annex to financial statements.

**	Excluding financial charges, except those related to leases.

Refining & Chemicals

>	Refinery and petrochemicals throughput and utilization rates

			4Q20				2020
4Q20	3Q20	4Q19	vs	Refinery throughput and utilization rate*	2020	2019	vs
			4Q19				2019
1,262	1,212	1,509	-16%	Total refinery throughput (kb/d)	1,292	1,671	-23%
247	267	282	-12%	France	244	456	-46%
582	540	756	-23%	Rest of Europe	618	754	-18%
433	405	471	-8%	Rest of world	430	462	-7%
60%	57%	71%		Utlization rate based on crude only**	61%	80%

*	Includes refineries in Africa reported in the Marketing & Services segment.

**	Based on distillation capacity at the beginning of the year.

			4Q20				2020
4Q20	3Q20	4Q19	vs	Petrochemicals production and utilization rate	2020	2019	vs
			4Q19				2019
1,486	1,255	1,431	+4%	Monomers* (kt)	5,519	5,219	+6%
1,291	1,248	1,169	+10%	Polymers (kt)	4,934	4,862	+1%
90%	75%	92%		Vapocracker utilization rate**	83%	83%

*	Olefins.

**	Based on olefins production from steamcrackers and their treatment capacity at the start of the year.

Refinery throughput volumes:

●	Decreased by 16% in the fourth quarter 2020 compared to the previous year, mainly due to high inventories of refined products and the drop in demand which notably led to the economic shutdown of the Donges refinery.

●	Decreased by 23% in 2020 year-on-year for the same reasons as well as the prolonged shutdown of the distillation unit at the Normandy platform following the incident that occurred at the end of 2019.

Monomer production:

●	Increased 4% in the fourth quarter 2020 year-on-year to 1,486 kt

●	Increased 6% in 2020 year-on-year, supported by demand, and notably as a result of 2019 planned maintenance on the steamcracker at Daesan in South Korea.

Polymer production:

●	Increased by 10% in the fourth quarter 2020 year-on-year to 1,291 kt, supported by demand, and due to planned maintenance in the fourth quarter 2019.

●	Stable in 2020 compared to 2019

7

>	Results

			4Q20				2020
4Q20	3Q20	4Q19	vs	In millions of dollars	2020	2019	vs
			4Q19				2019
170	(88)	580	-71%	Adjusted net operating income*	1,039	3,003	-65%

448	291	479	-6%	Organic investments	1,209	1,426	-15%
(2)	(1)	118	ns	Net acquisitions	(54)	(44)	ns
446	290	597	-25%	Net investments	1,155	1,382	-16%

560	242	789	-29%	Operating cash flow before working capital changes **	2,472	4,072	-39%
1,514	1,027	1,142	+33%	Cash flow from operations **	2,438	3,837	-36%

*	Detail of adjustment items shown in the business segment information annex to financial statements.

**	Excluding financial charges, except those related to leases.

Refining & Chemicals adjusted net operating income was:

●	Down year-on-year to $170 million in the fourth quarter 2020. The decrease was due to depressed refining margins resulting from weak demand, notably for distillates as a result of reduced air traffic.

●	Down 65% year-on-year to $1,039 million in 2020, due to refining margin deterioration, partially offset by resilient petrochemical margins and outperformance of the trading activities.

Operating cash flow before working capital changes fell to $560 million in the fourth quarter 2020, down 29% compared to a year ago, and to $2,472 million in 2020, down by 39%.

Marketing & Services

>	Petroleum product sales

			4Q20				2020
4Q20	3Q20	4Q19	vs	Sales in kb/d*	2020	2019	vs
			4Q19				2019
1,509	1,442	1,835	-18%	Total Marketing & Services sales	1,477	1,845	-20%
828	819	1,033	-20%	Europe	823	1,021	-19%
681	623	801	-15%	Rest of world	654	824	-21%

*	Excludes trading and bulk refining sales

Petroleum product sales volumes decreased by 18% in the fourth quarter compared to a year ago and by 20% in 2020 compared to 2019, in response to the significant slowdown in global activity related to the Covid-19 pandemic. Aviation and marine activities remain severely affected in this context; however, the decline in retail sales was mitigated by network growth in Angola, Saudi Arabia, Brazil and Mexico.

>	Results

			4Q20				2020
4Q20	3Q20	4Q19	vs	In millions of dollars	2020	2019	vs
			4Q19				2019
332	461	474	-30%	Adjusted net operating income*	1,224	1,653	-26%

392	158	471	-17%	Organic investments	814	969	-16%
82	3	40	x2.1	Net acquisitions	86	162	-47%
474	161	511	-7%	Net investments	900	1,131	-20%

569	729	716	-21%	Operating cash flow before working capital changes **	2,180	2,546	-14%
648	1,033	278	x2.3	Cash flow from operations **	2,101	2,604	-19%

*	Detail of adjustment items shown in the business segment information annex to financial statements.

**	Excluding financial charges, except those related to leases

Adjusted net operating income was $332 million in the fourth quarter 2020, a decrease of 30% compared to a year ago, essentially due to lower volumes and a revaluation of futures contracts in the fourth quarter 2019. Adjusted net operating income was $1,224 million for the year 2020.

Operating cash flow before working capital changes was $569 million in the fourth quarter 2020 and $2,180 million for the full year, decreases of 21% and 14%, respectively, compared to the previous year.

8

Group results

>	Adjusted net operating income from business segments

Adjusted net operating income from the business segments was:

●	$1,824 million in the fourth quarter 2020, a decrease of 53% compared to a year ago, due to lower Brent prices, natural gas prices and refining margins.

●	$6,404 million in 2020, a decrease of 56% year-on-year for the same reasons.

>	Adjusted net income (Group share)

Adjusted net income (Group share) was:

●	$1,304 million in the fourth quarter 2020, compared to $3,165 million in the fourth quarter 2019, due to lower Brent prices, natural gas prices and refining margins.

●	$4,059 million in 2020, a decrease of 66% year-on-year, for the same reasons.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of effects of changes in fair value12.

Total net income adjustments13 were

●	-$413 million in the fourth quarter 2020, including close to $200 million related to the conversion of the Grandpuits refinery in France.

●	-$11,301 million in 2020, including $8.5 billion of impairments, notably on oil sands assets in Canada.

>	Adjusted earnings per share

Adjusted fully-diluted earnings per share was:

●	$0.46 in the fourth quarter 2020, calculated based on a weighted average of 2,645 million fully-diluted shares, compared to $1.19 in the same period last year.

●	$1.43 in 2020, calculated based on a weighted average of 2,621 million fully-diluted shares, compared to $4.38 in 2019.

The number of fully-diluted shares was 2,647 million on December 31, 2020.

>	Acquisitions - asset sales

Finalized acquisitions were:

●	$1,538 million in the fourth quarter 2020, comprised notably of the acquisition of Tullow’s entire interest in the Lake Albert project in Uganda, and the acquisition of CCGT assets and of a portfolio of customers from Energías de Portugal in Spain.

●	$4.2 billion in 2020, comprised of the items mentioned above as well as the acquisition in India of 50% of a portfolio of installed solar activities from Adani Green Energy Limited, the finalization of the acquisition of 37.4% stake in Adani Gas Ltd, the acquisition of interests in Blocks 20 and 21 in Angola, and the payment for a second bonus tranche linked to taking the 10% stake in the Arctic LNG 2 project in Russia.

Finalized asset sales were:

●	$439 million in the fourth quarter 2020, comprised notably of the sale of Enphase shares by SunPower and the sale of the Group’s corporate offices in Brussels.

●	$1.5 billion in 2020, comprised notably of the sale mentioned above, as well as notably the sale of non-strategic assets in the UK North Sea, closing the sale of Block CA1 in Brunei, the sale of the Group’s interest in the Fos Cavaou regasification terminal in France, and the sale of 50% of a portfolio of solar and wind assets from Total Quadran in France.

>	Net cash flow

Net cash flow14 for the Group was:

●	-$33 million in the fourth quarter 2020 compared to $2,582 million in the fourth quarter 2019, due to a decrease in operating cash flow before working capital changes from $6,793 million to $4,498 million and stable net investments of $4,531 million versus $4,211 million.

●	$2.7 billion in 2020 compared to $8.7 billion in 2019, due to the decrease of $10.4 billion in operating cash flow before working capital changes, partially offset by a reduction in net investments of $4.5 billion.

[12]	Adjustment items shown on page 15.
[13]	Details shown on page 13 and in the appendix to the financial statements.
[14]	Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

9

>	Profitability

The return on equity was 3.7% for the twelve months ended December 31, 2020.

In millions of dollars	January 1, 2020 December 31, 2020	October 1, 2019 September 30, 2020	January 1, 2019 December 31, 2019
Adjusted net income	4,067	5,960	12,090
Average adjusted shareholders' equity	110,643	108,885	116,766
Return on equity (ROE)	3.7%	5.5%	10.4%

The return on average capital employed was 4.0% for the twelve months ended December 31, 2020.

In millions of dollars	January 1, 2020 December 31, 2020	October 1, 2019 September 30, 2020	January 1, 2019 December 31, 2019
Adjusted net operating income	5,806	7,801	14,073
Average capital employed	145,723	144,060	143,674
ROACE	4.0%	5.4%	9.8%

Total SE accounts

Net income for Total SE, the parent company, was €7,238 million in 2020 compared to €7,039 million a year ago.

2021 Sensitivities*

		Estimated impact on	Estimated impact on
	Change	adjusted	cash flow from
		net operating income	operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10 $/b	+/- 2.7 B$	+/- 3.2 B$
European gas price - NBP ($/Mbtu)	+/- 1 $/Mbtu	+/- 0.3 B$	+/- 0.25 B$
Variable cost margin, European refining (VCM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$

*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2021. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals. Please find the indicators detailed page 16.

**	In a 50 $/b Brent environment.

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Summary and outlook

Supported by OPEC+ quota compliance, oil prices have remained above 50 $/b since the beginning of 2021. However, the oil environment remains uncertain and dependent on the recovery of global demand, still affected by the Covid-19 pandemic.

In a context of disciplined OPEC+ quota implementation, the Group anticipates 2021 production will be stable compared to 2020, benefiting from the resumption of production in Libya.

The Group continues its profitable growth in LNG with sales expected to increase by 10% in 2021 compared to 2020, notably due to the ramp-up of Cameron LNG.

European refining margins remain fragile, with low demand for jet fuel weighing on the recovery of distillates. However, thanks to the resilience of Marketing & Services, the Group expects Downstream to contribute more than $5 billion of cash flow in 2021, assuming refining margins of 25 $/t.

Faced with uncertainties in the environment, net investments are projected at $12 billion in 2021, while preserving the flexibility to mobilize additional investments should the oil and gas environment strengthen. After reducing operating costs by $1.1 billion in 2020 compared to 2019, the Group maintains strong discipline on spending and targets additional savings of $0.5 billion in 2021.

The Group’s teams are fully committed to the four priorities of HSE, operational excellence, cost reduction and cash flow generation.

The Group maintains its priorities for cash flow allocation: investing in profitable projects to implement the Group’s transformation strategy, support the dividend and maintain a strong balance sheet.

Already in 2021, in renewables, the Group has announced more than 10 GW of additional projects through the acquisition of a 20% stake in Adani Green Energy Limited (AGEL), the world’s leading solar developer, a partnership with Hanwha in the United States with a 1.6 GW portfolio, and the acquisition of a 2.2 GW portfolio of projects in Texas. Total will allocate in 2021 more than 20% of its net investments to Renewables and Electricity.

* * * * *

To listen to the presentation in English with CEO Patrick Pouyanné and CFO Jean-Pierre Sbraire today at 14:00 (Paris time) please log on to total.com or call +44 (0) 207 192 8338 in Europe or +1 646 741 3167 in the United States (code: 3971718).

The conference replay will be available on total.com after the event.

* * * * *

Total contacts

Media Relations:	+33 1 47 44 46 99 l presse@total.com l @TotalPress
Investors Relations:	+44 (0) 207 719 7962 l ir@total.com

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Operating information by segment

>	Group production (Exploration & Production + iGRP)

4Q20	3Q20	4Q19	4Q20 vs 4Q19	Combined liquids and gas production by region (kboe/d)	2020	2019	2020 vs 2019
1,059	969	1,102	-4%	Europe and Central Asia	1,039	1,023	+2%
566	598	703	-19%	Africa	629	705	-11%
598	576	701	-15%	Middle East and North Africa	624	702	-11%
382	343	368	+4%	Americas	353	365	-3%
236	229	239	-1%	Asia-Pacific	226	219	+3%
2,841	2,715	3,113	-9%	Total production	2,871	3,014	-5%
727	667	768	-5%	includes equity affiliates	712	731	-3%

4Q20	3Q20	4Q19	4Q20 vs 4Q19	Liquids production by region (kb/d)	2020	2019	2020 vs 2019
378	359	373	+1%	Europe and Central Asia	380	355	+7%
427	458	560	-24%	Africa	488	558	-13%
454	432	560	-19%	Middle East and North Africa	474	548	-13%
181	144	171	+6%	Americas	158	168	-6%
43	44	50	-13%	Asia-Pacific	43	44	-2%
1,483	1,437	1,714	-13%	Total production	1,543	1,672	-8%
200	197	212	-6%	includes equity affiliates	202	216	-6%

4Q20	3Q20	4Q19	4Q20 vs 4Q19	Gas production by region (Mcf/d)	2020	2019	2020 vs 2019
3,666	3,284	3,887	-6%	Europe and Central Asia	3,547	3,596	-1%
701	713	686	+2%	Africa*	717	737	-3%
809	801	792	+2%	Middle East and North Africa	835	857	-3%
1,126	1,115	1,109	+2%	Americas	1,095	1,110	-1%
1,104	1,060	1,089	+1%	Asia-Pacific*	1,052	1,009	+4%
7,406	6,973	7,563	-2%	Total production*	7,246	7,309	-1%
2,851	2,540	2,961	-4%	includes equity affiliates*	2,748	2,780	-1%

*	4Q19 and 2019 data restated

>	Downstream (Refining & Chemicals and Marketing & Services)

			4Q20				2020
4Q20	3Q20	4Q19	vs	Petroleum product sales by region (kb/d)	2020	2019	vs
			4Q19				2019
1,651	1,475	1,993	-17%	Europe	1,586	2,008	-21%
628	541	737	-15%	Africa	579	706	-18%
794	673	763	+4%	Americas	773	842	-8%
547	460	526	+4%	Rest of world	471	555	-15%
3,619	3,149	4,019	-10%	Total consolidated sales	3,410	4,110	-17%
458	417	508	-10%	Includes bulk sales	434	536	-19%
1,652	1,290	1,676	-1%	Includes trading	1,498	1,730	-13%

			4Q20				2020
4Q20	3Q20	4Q19	vs	Petrochemicals production* (kt)	2,020	2019	vs
			4Q19				2019
1,381	1,274	1,253	10%	Europe	5,202	5,364	-3%
662	513	630	+5%	Americas	2,475	2,367	+5%
735	716	717	+2%	Middle-East and Asia	2,775	2,350	+18%

*	Olefins, polymers

12

Adjustment items to net income (Group share)

4Q20	3Q20	4Q19	In millions of dollars	2020	2019
(683)	(706)	(666)	Special items affecting net income (Group share)	(10,044)	(892)
104	-	-	Gain (loss) on asset sales	104	-
(194)	(70)	(5)	Restructuring charges	(364)	(58)
(71)	(293)	(248)	Impairments	(8,465)	(465)
(522)	(343)	(413)	Other	(1,319)	(369)
224	4	57	After-tax inventory effect : FIFO vs. replacement cost	(1,280)	346
46	56	44	Effect of changes in fair value	23	(15)

(413)	(646)	(565)	Total adjustments affecting net income	(11,301)	(561)

Investments - Divestments

4Q20	3Q20	4Q19	4Q20 vs 4Q19	In millions of dollars	2020	2019	2020 vs 2019
3,432	2,184	4,291	-20%	Organic investments ( a )	10,339	13,397	-23%
214	148	136	+58%	capitalized exploration	659	705	-6%
355	290	319	+11%	increase in non-current loans	1,657	1,061	+56%
(212)	(330)	(102)	ns	repayment of non-current loans, excluding organic loan repayment from equity affiliates*	(717)	(551)	ns
(46)	(11)	-	ns	change in debt from renewable projects (Group share)	(209)	(109)	ns
1,538	150	266	x5.8	Acquisitions ( b )	4,189	5,980	-30%
439	422	357	+23%	Asset sales ( c )	1,539	1,939	-21%
15	7	-	ns	change in debt from renewable projects (partner share)	105	105	-
-	-	(11)	ns	Other transactions with non-controlling interests ( d )	-	(11)	ns
4,531	1,912	4,211	+8%	Net investments ( a + b - c - d )	12,989	17,449	-26%
(77)	(1)	(275)	ns	Organic loan repayment from equity affiliates* ( e )	(111)	(475)	ns
61	18	-	ns	Change in debt from renewable projects financing ** ( f )	314	214	+47%
39	28	-	ns	Capex linked to capitalized leasing contracts ( g )	113	-	ns
4,476	1,901	3,925	+14%	Cash flow used in investing activities ( a + b - c + e + f -g)	13,079	17,177	-24%

*	Effective second quarter 2019, organic loan repayments from equity affiliates are defined as loan repayments from equity affiliates coming from their cash flow from operations.

**	Change in debt from renewable projects (Group share and partner share).

Cash flow

4Q20	3Q20	4Q19	4Q20 vs 4Q19	In millions of dollars	2020	2019	2020 vs 2019
4,933	4,281	7,326	-33%	Operating cash flow before working capital changes w/o financials charges (DACF)	17,635	28,180	-37%
(436)	(491)	(533)	ns	Financial charges	(1,938)	(2,069)	ns
4,498	3,791	6,793	-34%	Operating cash flow before working capital changes ( a ) *	15,697	26,111	-40%
976	475	92	x10.6	(Increase) decrease in working capital **	753	(1,397)	ns
308	90	(11)	ns	Inventory effect	(1,440)	446	ns
(32)	(4)	-	ns	capital gain from renewable projects sale	(96)	-	ns
(77)	(1)	(275)	ns	Organic loan repayment from equity affiliates	(111)	(475)	ns
5,674	4,351	6,599	-14%	Cash flow from operations	14,803	24,685	-40%

3,432	2,184	4,291	-20%	Organic investments ( b )	10,339	13,397	-23%
1,066	1,607	2,502	-57%	Free cash flow after organic investments, w/o net asset sales ( a - b )	5,358	12,714	-58%

4,531	1,912	4,211	+8%	Net investments ( c )	12,989	17,449	-26%
(33)	1,879	2,582	ns	Net cash flow ( a - c )	2,708	8,662	-69%

*	Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020).
Historical data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.

**	Changes in working capital are presented excluding the mark-to-market effect of iGRP’s contracts.

13

Gearing ratio

In millions of dollars	12/31/2020	09/30/2020	12/31/2019
Current borrowings	17,099	14,980	14,819
Net current financial assets	(4,427)	(5,815)	(3,505)
Net financial assets classified as held for sale	313	5	301
Non-current financial debt	60,203	61,477	47,773
Non-current financial assets	(4,781)	(3,155)	(912)
Cash and cash equivalents	(31,268)	(30,593)	(27,352)
Net debt (a)	37,139	36,899	31,124
of which leases	7,812	7,499	7,156

Shareholders’ equity - Group share	103,702	102,234	116,778
Non-controlling interests	2,383	2,177	2,527
Shareholders' equity (b)	106,085	104,411	119,305

Net-debt-to-capital ratio = a / (a + b) *	25.9%	26.1%	20.7%

Net-debt-to-capital ratio excluding leases	21.7%	22.0%	16.7%

*	The net-debt-to-capital ratios include the impact of the IFRS 16 rule, effective January 1, 2019.

Return on average capital employed

>	Twelve months ended December 31, 2020

In millions of dollars	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	1,778	2,363	1,039	1,224	5,806
Capital employed at 12/31/2019*	41,549	88,844	12,228	8,371	148,828
Capital employed at 12/31/2020*	45,611	78,928	11,375	8,793	142,617
ROACE	4.1%	2.8%	8.8%	14.3%	4.0%

>	Twelve months ended September 30, 2020

In millions of dollars	Integrated Gas, Renewables & Power	Exploration & Production	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	2,318	3,326	1,449	1,366	7,801
Capital employed at 09/30/2019*	41,516	88,560	11,658	7,570	147,145
Capital employed at 09/30/2020*	43,799	78,548	11,951	8,211	140,976
ROACE	5.4%	4.0%	12.3%	17.3%	5.4%

*	At replacement cost (excluding after-tax inventory effect).

14

This press release presents the results for the full-year 2020 from the consolidated financial statements of TOTAL SE as of December 31, 2020 (unaudited). The audit procedures by the Statutory Auditors are underway. The consolidated financial statements (unaudited) are available on the Total website total.com. This document does not constitute the annual financial report (rapport financier annuel) within the meaning of article L.451.1.2 of the French monetary and financial code (code monétaire et financier).

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TOTAL. This document may also contain statements regarding the perspectives, objectives and goals of the Group, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by the Group, it being specified that the means to be deployed do not depend solely on TOTAL. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by the Group as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences including those due to epidemics such as Covid-19. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Group’s business, financial condition, including its operating income and cash flow, reputation or outlook is provided in the most recent version of the Universal Registration Document which is filed by the Company with the French Autorité des Marchés Financiers and the annual report on Form 20-F/A filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio and operating cash flow before working capital changes. These indicators are meant to facilitate the analysis of the financial performance of TOTAL and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of the Group.

These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TOTAL, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TOTAL enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F/A, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.

15